BCS AMERICAS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 1805
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson — 212 421 7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Denson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCS Americas, Inc. _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF OPERATING OFFICER
_____
Title

_____
Notary Public



LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4952647
Qualified in New York County
Commission Expires Feb. 10, 20 22

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BCS AMERICAS, INC

DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Directors of
BCS Americas, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCS Americas, Inc., (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

Woodbury, NY
February 26, 2018

Mazars USA LLP

60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



BCS AMERICAS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 5,690,095
Due from clearing broker	158,694
Fixed assets, net of accumulated depreciation of $55,709	36,031
Other assets	132,625
Total assets	**$ 6,017,445**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued expenses	$ 77,813

Commitments and contingencies

Shareholder's equity:

Preferred stock - no par value; 500 shares authorized, none issued	
Common stock - no par value; 500 shares authorized, 187 shares issued and outstanding	11,500
Additional paid in capital	18,500,000
Accumulated deficit	(12,571,868)
Total shareholder's equity	5,939,632
Total liabilities and shareholder's equity	**$ 6,017,445**

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

BCS Americas, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. On June 29, 2016, the Company was acquired by FG BCS Limited (the "Parent").

BCS Americas, Inc. has had limited operations in 2017. As the Company was recently acquired, the new shareholder is still in the process of setting up and expanding operations. The shareholder has contributed funds to support the broker dealer's operations and will continue to do so as needed.

On November 21, 2017 FINRA granted approval for the Company to engage in inter dealer market making activities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Fixed assets, net
Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the furniture, equipment are from five to seven years.

Income taxes
Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Concentration of risk
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2014 for all major tax jurisdictions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

The revenues of the Company are derived primarily from research fees and commissions earned on securities transactions. Commission Revenue is recognized when it is earned on a trade date basis. Research revenue is recorded when earned.

Recent accounting pronouncement

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The firm adopted this ASU in January 2018 using a modified retrospective approach. Adoption did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

3. **FIXED ASSETS, net**

As of December 31, 2017, furniture and equipment consist of the following:

Office equipment	$ 50,882
Less: accumulated depreciation	14,851
	$ 36,031

4. CLEARANCE AGREEMENT

The Company has entered into an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2017, the balance consisted of monies held at the clearing broker in the amount of $58,694 and a clearing deposit of $100,000 on the Statement of Financial Condition.

5. INCOME TAXES

At December 31, 2017, the Company had net operating loss carryforwards for income tax purposes of approximately $2,670,000, which are available to offset federal taxable income through 2037. The carryforwards resulted in a deferred tax asset of approximately $907,000 at December 31, 2017, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance increased by approximately $646,000 during the year ended December 31, 2017.

As a result of a change in ownership the Company's net operating loss carryforwards are limited pursuant to section 382 of the Internal Revenue Code. As a result, the net operating loss carryforwards and the resulting deferred tax asset and valuation allowance have been reduced to reflect this limitation.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act have made changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate of 21% effective for tax years beginning after December 31, 2017. The change in the federal tax rate resulted in an increase in the deferred tax asset and respective valuation allowance of 1% or $26,000.

6. OFF-BALANCE SHEET RISK

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off balance sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

7. **COMMITMENTS**

The Company is obligated under non-cancelable lease agreements for office space expiring through January 2022. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property.

As of December 31, 2017, the future minimum rental payments under this non-cancellable lease are as follows:

2018	$ 189,882
2019	189,882
2020	189,882
2021	189,882
2022	15,826
	$ 775,354

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $5,770,792, which exceeded the required minimum net capital of $250,000 by $5,520,792. Aggregate indebtedness at December 31, 2017, totaled $77,813. The Company's percentage of aggregate indebtedness to net capital was 1.35%.

9. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31 2017, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statements.

On February 1, 2018 the company was approved for membership in the New York Stock Exchange, LLC and the NYSE American, LLC.